April 3, 2009
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, Northeast
Mail Stop 3720
Washington, D.C. 20549

Re:	G&K Services, Inc.
Form 10-K for the fiscal year ended June 28, 2008
Filed August 28, 2008 and
Forms 10-Q for the quarters ended September 27, 2008 and December 27, 2008
Filed October 31, 2008 and January 31, 2009, respectively
File No. 001-32289
Dear Mr. Spirgel,
We have reviewed your letter of March 20, 2009 and have prepared the following responses to your comments. For reference purposes, the text of the staff’s comments has been reproduced herein in bold italics, followed by our response.
Form 10-K for the year ending June 28, 2008
Critical Accounting Policies and Estimates, page 13
1.	We note from your disclosures in Note 9 that the Company is involved in several lawsuits, claims and investigations. We further note that while management reviews the provisions for such litigation at least quarterly, it is possible that the Company’s cash flows or results of operations could be materially affected by the unfavorable resolution of one or more of these contingencies. Give[n] the judgments involved in accounting for these claims and litigations, explain to us your consideration to including a discussion of such contingencies within your critical accounting policy disclosures.

While we agree with the staff that the accounting for litigation and other legal matters does require judgment, our decision to not include such contingencies within our critical accounting policies is based upon their relative materiality to our historical results of operations and financial position.
As of June 28, 2008, our total legal and environmental reserves represented approximately 0.1% of total assets. Although these reserves are subject to judgment and uncertainty, we do not believe they were material to our results of operations, total assets, or financial condition as of June 28, 2008 and for the year then ended. Accordingly, we do not believe that the related contingencies were then required to be included in our critical accounting policies.
As we have recently seen an increase in the level of environmental-related activity we are continuously assessing the significance and materiality of these items, and, if required will include them in our critical accounting policies in future filings.
Liquidity and Capital Resources, page 17
2.	Please disclose here and within the footnotes to your financial statements the specific terms of all of your significant debt covenants. The requirements for maintaining a minimum stockholders’ equity and a maximum leverage ratio, disclosed on page 18, appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of the reporting date.
G&K Services’ credit facilities, loan agreements, fixed rate notes and variable rate notes contain various financial covenants. These debt arrangements also contain customary representations, warranties and indemnifications. The company’s most significant lending facility is a $325 million unsecured bank revolving credit facility. This facility has the most restrictive financial covenants. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of June 28, 2008:

(dollars in thousands)	Required	Actual
Variable rate revolving credit facility:
Maximum leverage ratio (Debt/EBITDA)	3.50	2.11
Minimum interest coverage ratio (EBITDA/Interest Exp.)	3.00	9.43
Minimum net worth	$309,301	$557,476
Financial covenants contained in the company’s other lending facilities are either consistent with the foregoing or are less restrictive.
We do not believe that disclosure of specific ratios is required since we are not currently reasonably likely to be in breach of our covenants. In this regard, we have reviewed and considered part I.D. and part IV.C. of release 33-8350. However, in the interest of transparency, in future filings, we will expand our disclosure to include the specific terms of our material financial ratios required by our revolving credit facility, as set forth above.

Pension Obligations, page 19
3.	Tell us your consideration given to including a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of net benefit costs and plan assets for the pension plan. In addition, we note that the majority of the assets in the Company’s defined benefit plan (approximately 75%) are invested in equity-related investments and the remainder is in fixed income securities. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for the plan and tell us what impact, if any, the current economic environment had on such determination.
Prevailing market conditions did not have an impact on our pension assumptions disclosed in our June 28, 2008 Form 10-K since the significant market declines occurred subsequent to our filing of this report on August 28, 2008. We have considered and will continue to consider these recent events as part of our pension evaluation, including the evaluation to be completed for our fiscal year ending June 27, 2009.
As a result of the deterioration in economic conditions and the decline in the financial markets subsequent to the filing of our Form 10-K on August 28, 2008, we added additional risk factors to our September 27, 2008 and December 27, 2008 quarterly filings. These risk factors address the decline in the markets and their potential to have a material impact on our future results. In future filings, we will expand our disclosures to specifically address any impact of continued market declines on the expected long-term rate of return on our pension plan assets.
We determined our expected long-term return on pension plan assets in consultation with our independent actuary based upon long-term historical average investment returns and inflation assumptions. We generally consider a range of investment returns, compounded over the measurement period, and choose a return that we believe is reasonable. We specifically considered a range provided by our independent actuary that includes the 25th to 75th percentile of 20 year returns, which is consistent with our investment policy and objectives. We selected our 8.0% long-term rate from within this range.
Note 9 — Commitments and Contingencies, page 47
4.	With regard to legal matters and environmental matters, please disclose whether you believe there is a reasonable possibility that you may incur a material loss in excess of your accrual amounts, or state that you consider the possibility of an additional material loss to be remote. Refer to SFAS 5 and Question 2 of SAB Topic 5:Y for guidance.
As you note, we have several unresolved legal and environmental matters. Based on the definition of environmental remediation in paragraph .04 of Statement of Position 96-1, “Environmental Remediation Liabilities”, we do not believe that these liabilities fall within the guidance of SAB Topic 5:Y. We believe that our disclosure in the last paragraph of footnote 9, which states, “while we cannot predict the outcome of these matters, currently, none of these legal actions are expected to have a material adverse effect on our results of operations or financial position”, meets the disclosure requirements. While we believe the possibility is remote, there is a possibility that we may incur additional losses in excess of our reserve, and we will update our disclosures accordingly in future filings.
Form 10-Q for the quarterly period ending December 27, 2008
Note 10 — Goodwill and Intangible Assets, page 11
5.	We note that you performed an interim goodwill impairment test in your second quarter of 2008 and determined the goodwill was not impaired. In light of the significance of your goodwill balance, please provide robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	We note you use a discounted cash flow analysis to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how this method is applied. For example, disclose at a minimum a) the discount rates for each reporting unit and how those rates were determined, b) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and c) your consideration of any market risk premiums;

•	Explain why management selected this method as being the most meaningful in preparing the goodwill impairment analyses;

•	Using dollar amounts or percentages, quantify by how much the fair value of each reporting unit exceeds its carrying value;

•	Whether you use other methods and how you weight each of the methods used including the basis for that weighting;

•	If the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Accounting for goodwill, including assessing goodwill for impairment is a critical accounting policy disclosed in the MD&A, as well as the footnotes to our financial statements. The carrying value of goodwill is evaluated on an annual basis and also when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. As you note, we conducted an interim impairment test during our second quarter. While the December 27, 2008 interim test indicated that we did not need to record an impairment charge, we expanded our disclosure regarding potential impairment of goodwill in footnote 10 of our, December 27, 2008, 10-Q filing. This disclosure noted, “If general economic conditions or our financial performance do not improve we may be required to record a goodwill impairment charge in the future which may materially impact our financial results.” During our fiscal third quarter and subsequent to filing our December 27, 2008 10-Q on January 31, 2009, the market value of our stock and the U.S. economic conditions have continued to deteriorate. This continued deterioration is considered a further indicator of potential impairment. Therefore, we are in the process of completing another interim goodwill impairment test during our fiscal third quarter.
We have carefully considered the staff’s recommendations with respect to this disclosure. We will include the results of future testing and will disclose the following information in future filings:
•	The discount rates for each reporting unit and how those rates were determined;

•	How cash flows were determined, including as appropriate key assumptions, (e.g. terminal value) which are subject to an assessment that disclosure may cause competitive harm;

•	Our consideration of any market risk premiums;

•	The method we selected to determine the fair value of each reporting unit, the reasons for selecting these methods and the basis for weighting each method, if applicable and related sensitivity analysis of our material impairment test assumptions; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes.
* * * * * *
In connection with responding to your comments, G&K Services, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses, please do not hesitate to contact Jeff Wright, Chief Financial Officer, or Tom Dietz, Vice President, Controller and Principal Accounting Officer, at 952.912.5500.
Sincerely,
/s/ Jeffrey L. Wright
Jeffrey L. Wright
Senior Vice President
and Chief Financial Officer
/s/ Thomas J. Dietz
Thomas J. Dietz
Vice President, Controller
and Principal Accounting Officer

c:	Richard L. Marcantonio Chairman and Chief Executive Officer

Audit Committee of the Board of Directors